                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             StreamLogic Corporation
               --------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   863238 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)

                                   Norman Fong
                         185 Constitution Drive, Suite A
                              Menlo Park, CA 94025
                              Tel:  (415) 463-3500
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 1, 1996
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
1)  Name of Reporting Persons.               Norman Fong
    S.S. or I.R.S. Identification            (No social security or other IRS
    Nos. of Above Persons                    identification number required)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)  ________
    Member of a Group (see              (b)  ________
    Instructions)                            Not Applicable
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds                          SC
    (See Instructions)
-------------------------------------------------------------------------------
5)  Check if Disclosure of Legal             Not Applicable
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place of                  United States
    Organization
-------------------------------------------------------------------------------
Number of Shares Beneficially           (7)  Sole Voting Power        None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8)  Shared Voting Power      1,256,123
                                        ---------------------------------------
                                        (9)  Sole Dispositive Power   None
                                        ---------------------------------------
                                        (10) Shared Dispositive Power 1,256,123
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially            1,256,123 shares
    Owned by Each Reporting Person
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount            Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------
13) Percent of Class Represented             7.4%
    by Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person                 IN
    (See Instructions)
-------------------------------------------------------------------------------

                                        2

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                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
1)  Name of Reporting Persons.               FWB Software, Inc.
    S.S. or I.R.S. Identification            (No social security or other IRS
    Nos. of Above Persons                    identification number required)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)  __________
    Member of a Group (see              (b)  __________
    Instructions)                            Not Applicable
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds                          SC
    (See Instructions)
-------------------------------------------------------------------------------
5)  Check if Disclosure of Legal             Not Applicable
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place of                  California
    Organization
-------------------------------------------------------------------------------
Number of Shares Beneficially           (7)  Sole Voting Power        None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8)  Shared Voting Power      1,256,123
                                        ---------------------------------------
                                        (9)  Sole Dispositive Power   None
                                        ---------------------------------------
                                        (10) Shared Dispositive Power 1,256,123
                                        ---------------------------------------
11) Aggregate Amount Beneficially            1,256,123 shares
    Owned by Each Reporting Person
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount            Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------
13) Percent of Class Represented             7.4%
    by Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person                 CO
    (See Instructions)
-------------------------------------------------------------------------------


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                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
1)  Name of Reporting Persons.               FWB Software, LLC
    S.S. or I.R.S. Identification            (No social security or otherIRS
    Nos. of Above Persons                    identification number required)

2)  Check the Appropriate Box if a           (a)
    Member of a Group (see                   (b)
    Instructions)                            Not Applicable

3)  SEC Use Only

4)  Source of Funds                          SC
    (See Instructions)
5)  Check if Disclosure of Legal             Not Applicable
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
6)  Citizenship or Place of                  California
    Organization

Number of Shares Beneficially           (7)  Sole Voting Power   None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8)  Shared Voting Power 1,256,123
                                        ---------------------------------------
                                        (9)  Sole Dispositive Power   None
                                        ---------------------------------------
                                        (10) Shared Dispositive Power 1,256,123
                                        ---------------------------------------

11) Aggregate Amount Beneficially            1,256,123 shares
    Owned by Each Reporting Person

12) Check if the Aggregate Amount            Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------
13) Percent of Class Represented             7.4%
    by Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person                 OO
    (See Instructions)
-------------------------------------------------------------------------------


                                        4
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ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.   IDENTITY AND BACKGROUND.

               (A) - (C) This Schedule 13D is being filed by Norman Fong, an individual ("Mr. Fong"), whose address is 1005 Broadway, San Francisco, California 94133, and two entities which Mr. Fong controls: FWB Software, Inc., a California corporation (the "Corporation"), and FWB Software, LLC, a California limited liability company (the "LLC"; Mr. Fong, the Corporation and the LLC, each, a "Reporting Person," and collectively, the "Reporting Persons"). Mr. Fong is the President and majority shareholder of the Corporation, which is the managing and majority partner of the LLC. Mr. Fong is also the President of the LLC. The address of both the Corporation and the LLC is 185 Constitution Drive, Suite A, Menlo Park, California 94025. The principal business of the Corporation is to act as manager of the LLC. The principal business of the LLC is software development and marketing.

               In addition to Mr. Fong, the directors of the Corporation are Lawrence Fong, whose address is 657 University Drive, Menlo Park, CA 94025, and
Judy Hom, whose address is 1005 Broadway, San Francisco, CA 94133.    Lawrence
Fong is the Vice President of the Corporation and of the LLC. Steven Gibbs, whose address is 2061 Liberty Park Ave., Menlo Park, CA 94025, is the Chief Financial Officer of the LLC. The three persons named in this paragraph are hereinafter referred to as the "Named Persons."

               (D) - (E) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Named Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Named Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F) Mr. Fong is a citizen of the United States. The Corporation and the LLC are each organized under the laws of California. Each of the Named Persons is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the Operating Agreement of FWB Software, LLC dated as of July 1, 1996, StreamLogic Software Corporation, a Delaware corporation (the "Sub") and a wholly-owned subsidiary of the Issuer, contributed 1,256,123 unregistered shares (the "Shares") of Common Stock to the LLC in exchange for an eleven percent (11%) membership interest in the LLC. The number of Shares received by the LLC in exchange for the membership interest is subject to adjustment on October 29, 1996 so that the value of the Shares on such date shall equal $7,500,000, based on a per share value equal to the average of the closing sales prices for the


                                        5
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Common Stock for the twenty (20) trading days immediately prior to such date
(the "Adjustment Period"). This adjustment could result in an increase of the aggregate Shares to be received by the LLC from the Sub (or require the return by the LLC of Shares) if the per-share price of Common Stock for the Adjustment Period is below (or above) $5.97.

               The formation of the LLC and the contribution of the Shares took place concurrently with the closing of an Asset Purchase Agreement dated June 7, 1996 and amended as of July 1, 1996 between the Issuer and the Corporation, whereby the Corporation sold to the Issuer the Corporation's business of developing, assembling and distributing certain mass-storage hardware solutions.

ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Persons hold the Shares for investment. The Reporting Persons intend to review on a continuing basis their investment in Issuer and, depending on their evaluation of Issuer's business, operations, financial needs and prospects, on general market and economic conditions, and on the cash flow needs of the LLC, the Reporting Persons may determine to increase (through open market or privately negotiated transactions or otherwise) or continue to hold the Shares as an investment or dispose of some or all of them.

               The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 1,256,123 shares of Common Stock, representing approximately 7.5% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.

               (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

               (c)  None.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Pursuant to a Company Rights Agreement effective July 1, 1996 between the Issuer and the LLC, the Issuer granted to the LLC rights to cause StreamLogic to effect subsequent registrations of the Shares under the Securities Act of 1933. In addition, the LLC


                                        6
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agreed to sell no more than one-third of the Shares upon the effectiveness of a registration statement ("Effectiveness"), one-third 60 days after Effectiveness, and one-third 120 days after Effectiveness, except in exempt transactions. The Company Rights Agreement is incorporated herein by reference in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Company Rights Agreement effective July 1, 1996 between StreamLogic Corporation and FWB Software, LLC.

                                        SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                        October 8, 1996

                                                Norman Fong
                                        ---------------------------------------
                                        Norman Fong


                                        FWB SOFTWARE, INC.

                                        By:        Norman Fong
                                             ----------------------------------
                                        Its:        President
                                             ----------------------------------


                                        FWB SOFTWARE, LLC

                                        By:  FWB Software, Inc., its manager

                                             By:        Norman Fong
                                                 ------------------------------
                                             Its:      President
                                                 ------------------------------



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